FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 16, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 16, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF
BRASIL FOODS

Webcast
2Q10 Results

José Antonio do Prado Fay - CEO
Leopoldo Saboya - CFO/ IRO

The results of the second quarter 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Highlights

- Continuous recovery of the main export markets;
- Positive domestic market;
- Gross margin expansion;
- Gradual improvement of EBITDA margin;
- Cash generation.



01 - 2Q10 Results

Highlights - Proforma

R$ Million

HIGHLIGHTS	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.
Gross Sales	6,315	6,053	4%	12,129	11,899	2%
Domestic Market	3,883	3,611	8%	7,569	7,150	6%
Exports	2,432	2,441	(0%)	4,560	4,750	(4%)
Net Sales	5,532	5,276	5%	10,579	10,337	2%
Gross Profit	1,514	1,235	23%	2,793	2,223	26%
Gross Margin	*27.4%*	*23.4%*	*400 bps*	*26.4%*	*21.5%*	*490 bps*
EBIT	393	143	174%	664	82	710%
Net Income	132	476	(72%)	184	10	1659%
Net Margin	*2.4%*	*9.0%*	*(660 bps)*	*1.7%*	*0.1%*	*160 bps*
Adjusted Net Income (1)	132	476	(72%)	184	143	29%
Adjusted Net Margin	*2.4%*	*9.0%*	*(660 bps)*	*1.7%*	*1.4%*	*30 bps*
EBITDA	587	381	54%	1,035	561	84%
EBITDA Margin	*10.6%*	*7.2%*	*340 bps*	*9.8%*	*5.4%*	*440 bps*

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

Breakdown of net sales - CL - 1H10

Diversified product portfolio



By Product
Others 2.6%
Milk* 7.4%
Dairy Products 3.2%
Other Processed 9.6%
Processed Products 35.8%
Pork / Beef 10.7%
Poultry 30.8%



By Market
Domestic market 58.1%
Exports 41.9%

*Includes milks: UHT – long life, pasteurized and powdered milk

Volumes and prices (2Q10/2Q09)

Domestic Market



Meat
5.4%
7.5%
-1.9%
Gross Sales
Volume
Price



Dairy
17.1%
5.4%
-10.1%
Gross Sales
Volume
Price

Export Market



9.9%
-0.4%
4.5%
-13.6%
Gross Sales
Volume
FX
USD Price

Reduction of Costs and Expenses

COGS
(COGS/Net Sales)



- 400bps
76.6%
72.6%
2Q09
2Q10

SG&A
(SG&A/Net Sales)



- 40bps
20.7%
20.3%
2Q09
2Q10
Selling
-70bps
G&A
30bps
R$21.7 million
Pre merger expenses

EBITDA - Proforma

R$ Million



7.2%
5.5%
7.0%
8.9%
10.6%
381
291
370
447
587
2Q09
3Q09
4Q09
1Q10
2Q10
EBITDA
EBITDA Margin

+340 bps
(2Q10/2Q09)



02 - Company's Performance

Costs x Prices x FX

Proteins (US$/kg) *Export prices of Brazil*


3.40
3.00
2.60
2.20
1.80
2.40
2.00
1.60
1.20
1.71
2.50
jun-08
dez-08
jun-09
dez-09
jun-10
Pork
Chicken

	Chicken	Pork
2Q10 x 2Q09	12%	30%
2Q10 x 1Q10	1%	9%

Milk (R$/liter) *Average prices paid to producers in Brazil*


0.80
0.75
0.70
0.65
0.60
0.55
0.50
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10

2Q10 x 2Q09	17%
2Q10 x 1Q10	23%

Grains - CBOT *(US$/Bushel)*


16.0
14.0
12.0
10.0
8.0
7.0
6.0
5.0
4.0
3.0
9.98
3.78
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Soybean
Corn

	Corn	Soybean
2Q10 x 2Q09	(12%)	(15%)
2Q10 x 1Q10	(4%)	0%

US Dollar *(R$ x US$)*


2.50
2.30
2.10
1.90
1.70
1.50
1.30
1.77
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10

2Q10 x 2Q09	(14%)
2Q10 x 1Q10	(1%)

Source: Abef, Abipec, Cepea, Bloomberg

Market Share (%)
YTD 2010


Perdigão
Sadia
25
29
31
39
32
52
35
36
12
15
47
Specialty meat*
Frozen meat
Pastas
Pizzas
Dairy Products
Margarines

*Preliminary data

Exports by region - CL

% Net Sales



Europe
21.0% 21.5%
Middle East
29.0% 29.5%
Far East
21.4% 22.0%
Other Countries
17.4% 16.0%
Eurasia
11.2% 11.1%
1H10
1H09



03 - Debt and Investments

Investments

Proforma 1H10: R$ 241.2 million


New Projects
32.9%
Optimization
40.8%
Productivity
26.3%

Investments in breeder stock: R$160.9 million

Debt

Pro-forma

R$ Million

DEBT - R$ MILLION	06.30.2010 CURRENT	06.30.2010 NONCURRENT	06.30.2010 TOTAL	06.30.2009 TOTAL	% Ch.
Local Currency	1,291	1,902	3,193	4,512	(29%)
Foreing Currency	657	3,944	4,601	8,129	(43%)
Gross Debt	**1,948**	**5,847**	**7,795**	**12,641**	**(38%)**
Cash Investments					
Local Currency	1,426	280	1,705	2,261	(25%)
Foreing Currency	1,805	288	2,093	1,124	86%
Total Cash Investments	**3,231**	**568**	**3,798**	**3,385**	**12%**
Net Accounting Debt	**(1,282)**	**5,279**	**3,996**	**9,256**	**(57%)**
Exchange Rate Exposure* - US$ Million			**(154)**	**(522)**	**(70%)**

* Exchange rate exposure in Corporate Law



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.2
2.4
2.9
2.4
9,345
4,543
3,878
4,300
3,996
2Q09
3Q09
4Q09
1Q10
2Q10
Net Debt
Net Debt/Ebitda

Exchange Rate Exposure



3,000
2,500
2,000
1,500
1,000
500
0
2,610**
2,974**
1,164
1,092
1,173
511
154
1Q 09
2Q 09
3Q 09
4Q 09
1Q 10
2Q 10
Exposure
Export Pré-Payment designation as Hedge Accounting (US$ 511 MM)

*Managerial information
** Pro forma data

Breakdown – Financial Expenses

R$ Million

1H10


177
83
61
5
326
Interest
FX
Invest. Conv.
Other
Total

2Q10


98
18
51
3
170
Interest
FX
Invest. Conv.
Other
Total

Shareholder's Composition

BRF BRASIL FOODS

Difuse Control - Equal Rights



Sabiá 0.9%
Sistel 1.5%
Valia 3.0%
Treasury Shares 0.1%
Tarpon 5.0%
ADRs (NYSE) 8.7%
Domestic Investors 31.0%
Petros 10.0%
Previ 13.1%
Foreing Investors 26.7%

As of July 31, 2010
Number of Common Shares: 872,473,246
Capital stock: R$12.6 billion

Monthly traded volume

2nd Quarter 2010: US$ 48.2 million/day -94.4% higher

Accumulated 12 months: US$ 53.2 million/day - 155.9% higher



Volume (US$ million)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
Price us$
18
16
14
12
10
8
6
4
2
0
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
BRFS3
BRFS
Price BRFS3 (US$)

Launches

BRF
BRASIL FOODS


Bat@Vito


batavo
Fondue
Nova
A Novidade da Batavo para aquecer seu inverno


Tambem na versão frango
Escondidinho
Sadia
Escondidinho
Sadia


PREZATO
frios especiais

Recognition

- **Best Company 2010 " As melhores da Dinheiro"** *–Istoé Dinheiro Magazine*
- **Best executive in the food sector "Executivo de Valor"**– *Valor Econômico Newspaper*
- **The most innovative in the world** – Packaging Category – Microwave Pizza Sadia Brand - *World Packaging Organization*
- **First runner up of Annual Report of Sustainability** – *CRRA Corporate Register Reporting Awards*
- **Top 5 in Best Corporate Governance, Annual Report and IR Professional** – *IR Maganize Awards*

BRF BRASIL FOODS

Brasil Foods (BRFS3) is present in the main indexes of BM&FBovespa.

BRFS3 NOVO MERCADO BM&FBOVESPA

Ibovespa

BRFS LISTED NYSE

Índice de Sustentabilidade Empresarial ISE

IBRI INSTITUTO BRASILEIRO DE RELAÇÕES COM INVESTIDORES

Esta companhia adota práticas do Manual de Controle e Divulgação de Informações Relevantes da Associação Brasileira das Companhias Abertas abrasca companhia associada

27 Anos Selo Assiduidade APIMEC-SP Esmeralda 2009

http: //www.brasilfoods.com/ir